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                          October 5, 2021

       George Sobek
       Chief Executive Officer
       VISION SENSING ACQUISITION CORP.
       Suite 500, 78 SW 7th Street
       Miami, FL 33130

                                                        Re: VISION SENSING
ACQUISITION CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259766

       Dear Mr. Sobek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Ari Edelman